As filed with the Securities and Exchange Commission on October __, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

SIPEX CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	04-6135748

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

233 South Hillview,
Milpitas, California	95035

(Address of principal executive offices)	(Zip code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [   ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

     Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

     Securities to be registered pursuant to Section 12(b) of the Act:

NONE

(Title of Class)

     Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $0.01 PER SHARE

Item 1. Description of Securities to be Registered
Item 2. Exhibits
SIGNATURES
EXHIBIT INDEX
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4.1

     On October 28, 2003, SIPEX Corporation (The “Registrant”) completed its previously announced reincorporation from the State of Massachusetts to the State of Delaware.

Item 1. Description of Securities to be Registered.

     The following description is only a summary and is subject to and qualified in its entirety by the Registrant’s certificate of incorporation and bylaws, which are filed as exhibits to this registration statement, and by the applicable provisions of Delaware law.

     Our certificate of incorporation authorizes the issuance of up to 60,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

     The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

     Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

     The board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Registrant. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock.

Standstill Agreement

     On May 29, 2003, the Registrant filed a report on Form 8-K announcing transactions entered into with Alonim Investments, Inc., an affiliate of Future Electronics Inc. (“Alonim”). Among other things, Alonim and its affiliates agreed that for a three year period, they would not acquire more than 35% of the Registrant’s common stock on a fully diluted basis.

Warrants

     In September 2002, in connection with the issuance of a convertible secured note, the Registrant issued to S & F Financial Holdings, Inc. (“S&F”) a warrant to purchase 900,000 shares of common stock at an exercise price of $2.9458 per share. The warrant became exercisable in September 2003 and expires in September 2005. The warrant may be exercised by applying the value of a portion of the warrant, which is equal to the number of shares issuable under the warrant being exercised multiplied by the fair market value of the security receivable upon exercise of the warrant, less the per share exercise price, in lieu of payment of the exercise price per share.

Convertible Notes

     In September 2002, the Registrant issued a $12,000,000 5.75% convertible secured note to S&F. Interest on the note is payable in cash and the principal is due at the note’s maturity in September 2007. From September 2003 to the final maturity of the note, the holder of the note may convert the note’s principal (in multiples of $1,125,000) into the Registrant’s common stock at a conversion price equal to $7.50 per share (subject to adjustment for stock dividends and stock splits). In certain circumstances, the Registrant may require the conversion of some or all of the convertible note.

     In May 2003, the Registrant issued a $10,560,000 1.5% convertible secured note to Alonim. Interest on the note is payable in cash and the principal is due at the note’s maturity in June 2007, provided, however, that Alonim may require principal payments of $3,000,000 in each of July 2005 and 2006. The principal amount of the note is convertible into 3,000,000 shares of the Registrant’s common stock at a conversion price of $3.52 per share, subject to vesting in three separate annual installments based upon Future Electronics attaining predetermined sales levels over these annual periods.

Registration Rights

     The Registrant has granted registration rights to certain holders of its common stock, warrants and convertible notes, including Alonim and S&F. These rights typically expire after all registrable shares are sold or eligible for sale under Rule 144(k) of the Securities Act of 1933.

Anti-Takeover Provisions

     Provisions of Delaware law and the Registrant’s certificate of incorporation and bylaws could make more difficult the Registrant’s acquisition by a third party and the removal of the Registrant’s incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Registrant to first negotiate with the Registrant. The Registrant believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of their terms.

     The Registrant is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

     A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

     The Registrant’s certificate of incorporation only allows stockholders to act by written consent without a meeting if all stockholders entitled to vote on the matter consent to the action. In addition, the Registrant’s certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. These provisions, which require the vote of stockholders holding at least a majority of the outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in management.

Election and Removal of Directors

     The Registrant’s board of directors is divided into three classes of directors, each serving staggered three-year terms. As a result, only a portion of the board of directors will be elected each year. To implement the classified structure, the term of one class of directors will expire at the 2004 annual meeting of stockholders, the term another class of directors will expire at the 2005 annual meeting of stockholders and the term of the remaining class of directors will expire at the 2006 annual meeting of stockholders. Directors elected at any annual meeting of stockholders will serve three-year terms, unless such director resigns or is otherwise removed from the board of directors in accordance with the Registrant’s certificate of incorporation and Delaware law. The Registrant’s certificate of incorporation provides that a director can only be removed from the board of directors for cause and only by the affirmative vote of stockholders holding a majority of the outstanding voting power of all classes of stock entitled to vote in an election of directors, voting together as a single class. The board of directors has the exclusive right to increase or decrease the size of the board and to fill vacancies on the board. These provisions may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Registrant because they generally make it more difficult for stockholders to replace a majority of the directors.

Stockholder Meetings

     Under the Registrant’s certificate of incorporation, only the board of directors, if a resolution is adopted by at least a majority of the total number of authorized directors, the chairman of the board, the chief executive officer, the president and upon written application as provided in the bylaws, one or more stockholders holding shares in the aggregate entitled to cast not less than 40% of the votes cast at the meeting, may call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

     The Registrant’s bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

No Cumulative Voting

     The Registrant’s certificate of incorporation does not provide for cumulative voting in the election of directors, which, under Delaware law, precludes stockholders from cumulating their votes in the election of directors.

Undesignated Preferred Stock

     The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of the Registrant. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in the control or management of the Registrant.

Transfer Agent and Registrar

     EquiServe, 150 Royall Street, Canton, MA 02021, is the transfer agent for the shares of our common stock.

Item 2. Exhibits.

     The following exhibits are filed as part of this Registration Statement:

     3.1     Amended and Restated Certificate of Incorporation of Registrant.

     3.2     Bylaws of Registrant.

     4.1     Form of Common Stock Certificate.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 28, 2003	SIPEX CORPORATION

	By:	/s/ Phillip A. Kagel

Phillip A. Kagel
Senior Vice President, Finance, Chief Financial
Officer and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description

3.1	Amended and Restated Certificate of Incorporation of Registrant.

3.2	Bylaws of Registrant.

4.1	Form of Common Stock Certificate.